                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13 D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           PARK-OHIO INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)


                    Common Stock, $1.00 Par Value Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  700 677 107
               _________________________________________________
                                 (CUSIP Number)


                               Edward F. Crawford
                               The Crawford Group
                            26650 Lakeland Boulevard
                             Cleveland, Ohio 44132
                                 (216) 261-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 27, 1995
              ____________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                                SCHEDULE 13D
CUSIP NO. 700 677 107                                                                 Page 2 of 10 Pages
         ------------                                                                      -    --

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |         Edward F. Crawford                                                                        |
|     |         ###-##-####                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |         00                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |         United States                                                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |       2,872,000**                     **See Item 5              |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |       22,500                                                    |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |       2,309,500**                     **See Item 5              |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |       22,500                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                         2,894,500                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ X ] |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                         26.2                                                      |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                         IN                                                        |
- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 3 to Schedule 13D filed with respect to the Common Stock, $1.00 par value, of Park-Ohio Industries, Inc., an Ohio corporation ("Park-Ohio"), is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on June 18, 1992, amended by Amendment No. 1, dated October 27, 1993, and further amended by Amendment No.2, dated January 13, 1995. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.
ITEM 1.       SECURITY AND ISSUER
              The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Park-Ohio Common Stock"), of Park-Ohio. The address of the principal executive offices of Park-Ohio is 600 Tower East, 20600 Chagrin Boulevard, Cleveland, Ohio 44122.
ITEM 2.       IDENTITY AND BACKGROUND
              This statement is filed on behalf of Edward F. Crawford. Mr. Crawford's business address and present principal occupation and the name, principal business and address of the corporation in which such employment is conducted is as follows: Chairman and Chief Executive Officer, Park-Ohio Industries, Inc., 600 Tower East, 20600 Chagrin Boulevard, Cleveland, Ohio 44122. Park-Ohio is a diversified manufacturer whose divisions serve a wide variety of industrial and consumer markets with plastic containers, molded plastic and leisure products for the home, office and garden, forged and machined products, aluminum permanent mold castings, induction heating systems, and industrial rubber products.
              During the past five years, Mr. Crawford (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
              Mr. Crawford is a United States citizen.
ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              Mr. Crawford received the Park-Ohio Common Stock in consideration of the sale of two companies owned by Mr. Crawford to Park-Ohio. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares acquired.
ITEM 4.       PURPOSE OF TRANSACTION
              In connection with the sale to Park-Ohio of substantially all of the assets of Kay Home Products, Inc. ("KHP"), an Ohio corporation wholly-owned by Mr. Crawford, pursuant to an Agreement of Purchase and Sale, dated February 25, 1992, Mr. Crawford received 850,000 shares and was entitled to receive up to a maximum of 1,150,000 shares of Park-Ohio Common Stock, if pre-tax income for KHP's business met certain specified levels during a two year earn-out period. Mr. Crawford received 1,150,000 shares, in connection with the earn-out, on January 5, 1995. These shares were acquired by Mr. Crawford for investment purposes.
              In connection with Park-Ohio's acquisition of General Aluminum Mfg. Company ("GAMCO"), an Ohio corporation wholly-owned by Mr. Crawford, pursuant to a Plan and Agreement of Merger, dated October 1, 1993 (the "Merger Agreement"), Mr. Crawford received 250,000 shares of Park-Ohio Common Stock. The Merger Agreement provides for Mr. Crawford to receive up to 750,000 shares (the "Additional Shares") if GAMCO's business meets certain specified earning levels during each of calendar years 1994, 1995, 1996, and 1997. The Additional Shares are held by an escrow agent pursuant to the Escrow Agreement, dated October 15, 1993 by and among Park-Ohio, Mr. Crawford, and The Huntington Trust Company, N.A. (the "Escrow Agreement"). On April 27, 1995, Mr. Crawford received 187,500 of the Additional Shares in connection with GAMCO's earnings for calendar year 1994. These shares were acquired by Mr. Crawford for investment purposes.
              Mr. Crawford retains the right to acquire or dispose of securities of Park-Ohio, as personal and investment considerations dictate.
Mr. Crawford presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Park-Ohio, or the disposition of securities of Park-Ohio; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Park-Ohio or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Park-Ohio or of any of its subsidiaries; (d) any change in the present Board of Directors or management of Park-Ohio, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Park-Ohio; (f) any other material change in Park-Ohio's business or corporate structure; (g) changes in Park-Ohio's articles, code of regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of Park-Ohio by any person; (h) causing a class of securities of Park-Ohio to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Park-Ohio becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the

Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER
              Mr. Crawford directly beneficially owns 2,209,500 shares of Park-Ohio Common Stock. Mr. Crawford has sole power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, these 2,209,500 shares. Subject to the provisions of the Escrow Agreement described in ITEM 6 under the heading "ESCROW AGREEMENT," Mr. Crawford is also the beneficial owner of an additional 562,500 shares of Park-Ohio Common Stock presently held by an escrow agent for Mr. Crawford's benefit. Mr. Crawford has sole power to vote or to direct the voting of these 562,500 additional shares. Mr. Crawford's non-statutory stock option to purchase 100,000 shares of
Park-Ohio Common Stock is presently exercisable.
              Mr. Crawford may also be deemed beneficially to own an additional 8,500 shares of Park-Ohio Common Stock owned by his wife, Mary M. Crawford.
Mr. Crawford disclaims beneficial ownership of these 8,500 shares, although he may be deemed to share with his wife the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, these 8,500 shares.
              Mr. Crawford may also be deemed beneficially to own an additional 22,500 shares of Park-Ohio Common Stock owned by L'Accent De Provence, Inc., an Ohio corporation ("De Provence"). Mr. Crawford owns 25% of the outstanding capital stock and is President of De Provence. Each of the persons identified on Attachment A to the Schedule 13D also owns 25% of the outstanding capital stock of De Provence. Mr. Crawford may be deemed to share with the persons
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                                                                    Page 7 of 10

identified in Attachment A the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, these 22,500 shares.
              The aggregate number of shares of Park-Ohio Common Stock that Mr. Crawford may be deemed beneficially to own is 2,903,000 (26.2% of the shares of Park-Ohio Common Stock outstanding as of April 27, 1995, after giving effect to the issuance of 100,000 shares for Mr. Crawford's ability to exercise stock options).
              During the past 60 days Mr. Crawford has not acquired any shares of Park-Ohio Common Stock other than the acquisition of the shares on April 27, 1995, pursuant to the earn-out as described in ITEM 4 of this Amendment No. 3 to Schedule 13D. On March 20, 1995, Mr. Crawford gave 100,000 shares of Park-Ohio Common Stock to his son as a gift.
              Mr. Crawford does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Park-Ohio Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
              Set forth below are descriptions of certain provisions of the Merger Agreement and the Escrow Agreement. These descriptions are qualified in their entirety by reference to the Merger Agreement and the Escrow Agreement, copies of which were included as Exhibits to Amendment No. 1 to Schedule 13D.
                             THE MERGER AGREEMENT
              Pursuant to the Merger Agreement, a wholly-owned subsidiary of Park-Ohio ("POAC") was merged into GAMCO. In consideration of such merger, all of the issued and outstanding shares of capital stock of POAC were converted into shares of GAMCO common stock, and the issued and outstanding shares of common stock of GAMCO, held by Mr. Crawford prior to the merger, were converted into the right to receive, in the aggregate, up to 1,000,000 shares of Park-Ohio Common Stock. Mr. Crawford received 250,000 of such shares on the closing date. The remaining 750,000 Additional Shares were delivered to an escrow agent to be held in the escrow agent's name for the benefit of Mr. Crawford pursuant to the Escrow Agreement.
              The number of Additional Shares actually delivered to Mr. Crawford by the escrow agent is dependent upon the Adjusted Pre-Tax Earnings (as defined in the Merger Agreement) of GAMCO for the period beginning on January 1, 1994 and ending on December 31, 1997. If Aggregate Adjusted Pre-Tax Earnings is $10,000,000, all of the Additional Shares shall be delivered to Mr. Crawford. Park-Ohio is required to direct the escrow agent to release the Additional Shares to Mr. Crawford during each of calendar years 1995, 1996, 1997, 1998, in accordance with the schedule set forth in Section 1.10(e) of the Merger Agreement.
                               ESCROW AGREEMENT
              Pursuant to the Merger Agreement, Park-Ohio, Mr. Crawford and The Huntington Trust Company, N.A. ("Agent") entered into an Escrow Agreement dated October 15, 1993, pursuant to which the Agent received 750,000 Additional Shares issued in the name of The Huntington Trust Company, N.A., as escrow agent for the benefit of Edward F. Crawford. The Agent is required to distribute any dividends with respect to the Additional Shares to Mr. Crawford. The Escrow Agreement provides for Mr. Crawford to direct the Agent as to the manner in which the votes of the Additional Shares are to be cast. If Mr. Crawford fails to direct the Agent as to voting, the Agent is obligated to vote the Additional Shares in accordance with the recommendation of the Board of Directors of Park-Ohio. If Aggregate Adjusted Pre-Tax Earnings do not equal or exceed $10,000,000, the Agent is required to return to Park-Ohio any Additional Shares not released to Mr. Crawford.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS
              The following are filed as Attachments or Exhibits to this Amendment No. 3 to Schedule 13D.

              ATTACHMENT A
              Information Relating to Shareholders of L'Accent de Provence, Inc. (Incorporated herein by reference to Attachment A to the Schedule 13D filed on June 18, 1992).

              EXHIBIT 1

              The Plan and Agrement of Merger dated October 1, 1993, among Park-Ohio Industries, Inc., PO Acquisition Company, General Aluminum Mfg. Company and Edward F. Crawford (Incorporated herein by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, dated October 27, 1993).

              EXHIBIT 2

              Escrow Agreement dated October 15, 1993, among Park-Ohio Industries, Inc., Edward F. Crawford and The Huntington Trust Company, N.A. (Incorporated herein by reference to Exhibit 7 to Amendment No. 1 to Schedule 13D, dated October 27, 1993).

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 1995         /s/ Edward F. Crawford
                           ---------------------------------------
                               Edward F. Crawford